

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
The Honorable Geneive Brown Metzger
Consulate General of Jamaica
767 Third Avenue
New York, NY 10017

> **Re: Government of Jamaica**
> **Registration Statement under Schedule B**
> **Filed January 12, 2012**
> **File No. 333-178979**
>
> **Form 18-K for the Fiscal Year Ended March 31, 2011**
> **Filed November 1, 2011**
> **File No. 1-4165**

Dear Ms. Brown Metzger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. Under an appropriately captioned section, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the country, such as the significant debt to GDP ratio (which is among the highest worldwide), high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism (and any related impact of domestic concerns or international economic downturns).

Where You Can Find More Information, page 2

2. Update this section to provide the SEC's current address.

Description of the Debt Securities, page 5

3. Please discuss the material terms of the debt securities instead of providing a summary of "some" of the terms.

Annual Report on Form 18-K

General

4. Please update all statistics to provide the most recent data available.

5. Wherever you discuss the plans and policies of the Government under Jamaica Labour Party control, please also include a discussion of the proposed policies of Prime Minister Simpson Miller's administration.

6. Please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have on Jamaica's public finances or economy more generally.

7. Please discuss in detail, the material effect of the significant indebtedness on government spending for education, health care, infrastructure, and other areas that could contribute to long-term economic growth.

8. Please discuss the material impact on the economy generally of allocating a significant amount of government spending for interest payments on public debt. Please discuss Prime Minister Simpson Miller's proposed policies aimed at extending the repayment period for loans from the International Monetary Fund.

9. Please discuss the material effects of violent crime and drug trafficking on the economy and foreign investment. Also indicate that a state of emergency was declared in May 2010, and specify the number of related murders. We note the related discussion on page D-33.

Government Structure and Political Parties, page D-5

10. Please discuss the recent election of Prime Minister Simpson Miller, the change in parliamentary government leadership from the Jamaica Labour Party to the People's National Party, and any resulting material effect on the economy, government regulation, and foreign business confidence.

11. Please discuss recent proposals to reduce ties to Britain and the anticipated effect of such proposed actions.

The Jamaican Economy, page D-11

12. Please describe the challenges facing Jamaican business owners, and the government's policies aimed at facilitating business growth.

IMF Standby Arrangement, page D-12

13. Please discuss the approaching expiration of the $1.27 billion standby arrangement with the IMF, and any developments with respect to entering into a new agreement.

14. Please describe in more detail the nature of the reforms Jamaica undertook as part of the IMF Standby Arrangement.

Employment and Labor, page D-30

15. The disclosure indicates that a scheduled pay increase for public sector workers was expected to take place in September 2011. Please discuss the status of the increase.

Public Sector Indebtedness, page D-51

16. Please disclose indebtedness as of the most recent date practicable. Also update the disclosure regarding each debt issuance that appears in Exhibit C to present the information as of the most recent practicable date.

Debt Records, page D-61

17. The disclosure indicates that Jamaica has never defaulted on any of its external or domestic debt obligations. We note from IMF Country Report No. 10/267 (August 2010) that one of the credit rating agencies downgraded Jamaica's credit rating to selective default and other sources indicate that another credit rating agency indicated that Jamaica was the only sovereign to default in 2010. Please revise the document as appropriate.

Summary of Economic Information, page D-62

18. Please relocate the "Summary of Economic Information" table on page D-62 to the forepart of the Form 18-K.

19. Please update the table to clarify whether "Total Public Sector Debt" should be presented in Jamaican dollars.

20. Please include GDP in nominal dollars, either in US or Jamaican dollars, as appropriate. For example, you disclose certain metrics, such as domestic debt, as a percentage of GDP. It appears that these percentages are calculated using nominal dollars as opposed to real dollars. Please revise.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Cathleen E. McLaughlin, Esq.
        Allen & Overy LLP